SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                               Varlen Corporation
                                (Name of Issuer)

                     Common Stock, par value $0.10 per share
                         (Title of Class of Securities)

                                    922248109
                                 (Cusip Number)

                                 David C. Haley
                              HBK Investments L.P.
                           777 Main Street, Suite 2750
                            Fort Worth, Texas  76102
                                 (817) 870-6100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 29, 1996
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       Name of Reporting Person:

         HBK Investments L.P.

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only


4.       Source of Funds: WC and OO (See Item 3) (2)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                /   /
6.       Citizenship or Place of Organization: Delaware

              7.   Sole Voting Power: -0-
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: -0-
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         142,010 (1) (2)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): 2.4% (3)

14.      Type of Reporting Person: PN

- ----------------------------
(1) Assumes conversion of $3,208,000 principal amount of the Issuer's 6.5% Convertible Subordinated Debentures due 2003 into 142,010 shares of Common Stock.

(2) The 6.5% Convertible Subordinated Debentures due 2003 were purchased by HBK Securities Ltd. HBK Investments L.P. has sole voting and dispositive power over these shares pursuant to an Investment Management Agreement with HBK Securities Ltd. Accordingly, HBK Securities Ltd. has no beneficial ownership of such shares.

(3) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 5,910,010 shares of Common Stock outstanding, which number includes shares of Common Stock that may be acquired by the Reporting Person upon conversion of the Issuer's 6.5% Convertible
                  Subordinated Debentures due 2003.

1.       Name of Reporting Person:

         HBK Main Street Investments L.P.

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only


4.       Source of Funds: WC and OO (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                /   /

6.       Citizenship or Place of Organization: Delaware


              7.   Sole Voting Power: -0-
Number of
Shares
Beneficially  8.   Shared Voting Power:  -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: -0-
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         385,613 (1)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): 6.3% (2)

14.      Type of Reporting Person: PN

- ----------------------------
(1) Assumes conversion of $8,711,000 principal amount of the Issuer's 6.5% Convertible Subordinated Debentures due 2003 into 385,613 shares of Common Stock.

(2) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 6,153,613 shares of Common Stock outstanding, which number includes shares of Common Stock that may be acquired by the Reporting Person upon conversion of the Issuer's 6.5% Convertible
                  Subordinated Debentures due 2003.

              Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend the Schedule 13D Statement of HBK Investments L.P. dated April 18, 1996, as amended by Amendment No.1 dated May 23, 1996 (the "Schedule 13D"), relating to the Common Stock, par value $0.10 per share, of Varlen Corporation. Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the
Schedule 13D.

ITEM 1.  SECURITY AND ISSUER.

         No material change.

ITEM 2.  IDENTITY AND BACKGROUND.

         No material change.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is hereby amended in its entirety to read as follows:

         The source and amount of the funds used or to be used by each of the Reporting Persons to purchase the Issuer's 6.5% Convertible Subordinated Debentures due 2003 ("Debentures") are set forth below.

         REPORTING PERSON    SOURCE OF FUNDS          AMOUNT OF FUNDS

         Investments         Working Capital
                             and Other (1)(2)         $ 3,359,015

         Main Street         Working Capital
                             and Other (1)            $ 9,194,908

         (1) As used herein the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from, among other sources, banks and brokerage firm margin accounts, to operate such business in general. A portion of the funds reported herein was obtained from Bear, Stearns & Co. Inc. as margin loans to acquire the Debentures, and the remainder was obtained from Working Capital.

         (2) The Debentures were purchased by HBK Securities Ltd., which has no beneficial ownership of such shares of Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

         No material change.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5(a) - (c) is hereby amended in its entirety to read as follows:

         (a)

         Reporting Persons

         Pursuant to an Investment Management Agreement, the aggregate number of shares of the Common Stock that Investments owns beneficially, pursuant to Rule 13d-3 of the Act, is 142,010, which constitutes approximately 2.4% of the 5,910,010 shares of the Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

         The aggregate number of shares of the Common Stock that Main Street owns beneficially, pursuant to Rule 13d-3 of the Act, is 385,613, which constitutes approximately 6.3% of the 6,153,613 shares of the Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

         Controlling Persons

         Because of its position as the sole general partner of Investments, Partners II may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 142,010 shares of Common Stock, which constitutes approximately 2.4% of the 5,910,010 shares of the Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

         Each of (1) Fund, as sole general partner of Main Street, (2) Capital, as sole general partner of Fund, and (3) Partners I, as sole general partner of Capital, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 385,613 shares of the Common Stock, which constitutes approximately 6.3% of the 6,153,613 shares of the Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

         Each of (1) Management, as sole general partner of Partners I and Partners II, and (2) the Managers, as controlling persons of Management, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 527,623 shares of the Common Stock, which constitutes approximately 8.4% of the 6,295,623 shares of the Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

         To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

         (b)

         None of the Item 2 Persons has any power to vote or to direct the vote or to dispose or to dispose or to direct the disposition of any shares of Common Stock.

         (c)

         During the past 60 days, the Reporting Persons have purchased and sold Debentures in over-the-counter transactions on NASDAQ, as follows:

                                   FACE AMOUNT
                                  OF DEBENTURES
                                  PURCHASED (P)       PRICE PER $100
Item 2 Person      DATE            OR SOLD (S)         FACE AMOUNT

Main Street        06/07/96       $  700,000 (P)      $ 102.38
Investments (1)    06/07/96          300,000 (P)        102.38
Main Street        06/18/96           21,000 (P)        108.00
Main Street        06/18/96           80,000 (P)        108.50
Investments (1)    06/18/96           20,000 (P)        108.50
Main Street        07/02/96          375,000 (P)        105.50
Main Street        07/02/96          188,000 (S)        105.75
Investments (1)    07/02/96          125,000 (P)        105.50
Investments (1)    07/02/96           62,000 (S)        105.75
Main Street        07/09/96           12,000 (P)        105.50
Main Street        07/29/96          375,000 (P)        104.00
Main Street        07/29/96          125,000 (P)        104.00
Main Street        07/29/96          375,000 (P)        104.00
Investments (1)    07/29/96          125,000 (P)        104.00

(1) The Debentures were purchased by HBK Securities Ltd., which has no beneficial ownership of such shares pursuant to an Investment Management Agreement with Investments.

         (d) - (e)

         No material change.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         No material change.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         No material change.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         DATED:     July 31, 1996



                                  HBK INVESTMENTS L.P.


                                  By: /s/ H. Michael Reese
                                         H. Michael Reese (1)



                                  HBK MAIN STREET INVESTMENTS L.P.


                                  By: /s/ H. Michael Reese
                                         H. Michael Reese (2)


(1) An Authorization Certificate authorizing H. Michael Reese to act on behalf of HBK Investments L.P. previously has been filed with the Securities and Exchange Commission.

(2) An Authorization Certificate authorizing H. Michael Reese to act on behalf of HBK Main Street Investments L.P. previously has been filed with the Securities and Exchange Commission.